

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021

> **Re: One Liberty Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-09279**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 001-09279**

Dear Mr. Kalish:

We have read your supplemental response letter dated October 18, 2012, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 1—Organization and Background, page F-8

1. We note your response to comment 2 from our letter dated September 14, 2012. Please tell us how you determined the tenancy in common interest met the requirements in ASC 970-810-45-1. In this regard, we note the disclosure in your Form 10-K for the year ended December 31, 2003, which states that the tenancy in common agreement requires the consent of the other party to a proposed financing of the property.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mr. Asher Gaffney, Esq.